VOZROZHDENIYE BANK

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

File № 82-4257

«18» июля 2005
№ 1101/4567

05010238

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Exemption № 82-4257

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 03 2005
WASH. D.C.
185

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank "Vozrozhdeniye" forward to you:

- Abstract from Minute # 1 of Annual General Meeting of Shareholders Joint stock company Bank "Vozrozhdeniye";
- Provision for the Auditing Commission of the Joint stock company Bank "Vozrozhdeniye" (new reading).

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

PROCESSED
AUG 08 2005
THOMSON FINANCIAL

Abstract from Minute # 1
of Annual General Meeting of Shareholders
Joint stock company Bank "Vozrozhdeniye",
held as a meeting

Location: bldg.I, 7/4, Luchnikov Pereulok, GSP-9, Moscow, 101999, the Russian Federation.
Date of previous General meeting: June 24, 2005
Location of the General meeting: bldg.I, 7/4, Luchnikov Pereulok, Moscow
Time of the general meeting beginning: 12:00
Time of the general meeting end: 13:30
Address to send filled voting ballots: 7/4, Luchnikov Pereulok, GSP-9, Moscow, 101999
Last date of ballots acceptance: June 22, 2005
Total number of votes given by the shareholders holding voting shares is 18 748 694.
Number of votes of shareholders attending the meeting is 15 210 658 that constitutes 81,13 percent of total number of votes.

General Meeting Presidium: Marinichev Yu.M., Orlov D.L., Goncharova L.A., Dolgopolov A.V.

Chairman: Marinichev Yu.M. Secretary: Dolgopolov A.V.

Agenda issues to be voted:

1. Approval of Annual report, approval of Balance Sheet, Profit and Loss Statement for year 2004, profit distribution.
2. About payment (declaration) of dividends for the year 2004.
3. Approval of the Supervisory Council report.
4. About introduction of alterations and amendments into the Charter.
5. About approval of alterations and amendments to the Regulation on Supervisory Council of Joint stock company Bank "Vozrozhdeniye.
6. About approval of alterations and amendments to the Regulation on executive bodies of Joint stock company Bank "Vozrozhdeniye.
7. About approval of the Regulation on Auditing Commission of Joint stock company Bank «Vozrozhdeniye» in the new edition.
8. About approval of transactions of interest.
9. Election of the Supervisory Council.
10. Election of the Auditing Commission.
11. Approval of the Auditor.

Issue #1

Speaker: D.L. Orlov, Board Chairman, Bank "Vozrozhdeniye"

Voting results:

Total 15 210 658 votes participated in the voting on the first issue/
Positive – 15 209 926 (99,9952% of the votes participating in the voting)
Negative – 0 (0,0%)
Abstained – 732 (0,0048%)

Resolved:

1.1. To approve the Annual report of Joint stock company Bank «Vozrozhdeniye» for 2004.
1.2. To approve the annual Balance Sheet, Profit and Loss Statement of Joint stock company Bank «Vozrozhdeniye» for 2004.
1.3. To approve distribution of profit of Joint stock company Bank «Vozrozhdeniye» for 2004 as follows:

#	Item	Amount in RUR
1	**Book profit for the reported period**	**400,272,953.36**
2	**Drawdown of the profit for the reported period** including: profit tax other taxes and charges	**84,402,052.16** 81,450,758.00 951,294.16
3	**Profit to distribution (draft)** including: dividend fund accumulation fund Chairman fund	**317,870,901.20** 11,963,357.00 304,204,983.37 1,702,560.83

Issue #2

Speaker: Yu.M.Marinichev - Chairman of the Bank Supervisory Council, Bank "Vozrozhdeniye"

Voting results:

Total 15 210 658 votes participated in the voting:
Positive – 15 210 306 (99,9977% of the votes participating in the voting)
Negative – 20 (0,0001%)
Abstained – 332 (0,0022%)

Resolved:

2.1. To approve the amount of dividend calculated per 1 share:

- On ordinary non-documentary registered shares with nominal value RUR 10 each – 5% of nominal value;
- On preference non-documentary registered shares with a fixed dividend and nominal value RUR 10 each – 20% of nominal value.

2.2. Holders (owners) of shares included in the Register of the Joint stock company Bank «Vozrozhdeniye»'s shareholders as at 6th May 2005 (at the end of operational day) are entitled to annual dividends.
2.3. To pay dividends in the period from 16th August 2005 to 24th August 2005 in a cashless form in accordance with banking details contained in the system of keeping Register of the Joint stock company Bank «Vozrozhdeniye»'s shareholders. If banking details are absent, dividends to the shareholders-individuals shall be paid through cash offices of the Bank's branches beginning with 16th August 2005.

Issue #3

Speaker: Yu.M.Marinichev - Chairman of the Bank Supervisory Council, Bank "Vozrozhdeniye"

Voting results:

Total 15 210 658 votes participated in the voting:
Positive – 15 209 926 (99,9952% of the votes participating in the voting)
Negative – 0 (0,0%)
Abstained – 732 (0,0048%)

Resolved:

3.1. To approve the report of the Supervisory Council.
3.2. To recognise the satisfactory work of the Supervisory Council of Joint stock company Bank "Vozrozhdeniye".

Issue # 4

Yu.M.Marinichev - Chairman of the Bank Supervisory Council, Bank "Vozrozhdeniye"

Voting results:

Total 15 210 658 votes participated in the voting:
Positive – 15 153 070 (99,6214%of the votes participating in the voting)
Negative – 1 928 (0,0127%)
Abstained – 55 660 (0,3659%)

Resolved:

4.1. To approve Amendments and Additions No. 8 to be made to the Articles of Joint stock company Bank «Vozrozhdeniye».
4.2. To give the right of signing the application for registration of Additions No. 8 to be made to the Articles of Joint stock company Bank «Vozrozhdeniye» to the Chairman of the Supervisory Council of Joint stock company Bank «Vozrozhdeniye».

Issue #5

Yu.M.Marinichev - Chairman of the Bank Supervisory Council, Bank "Vozrozhdeniye"

Voting results:

Total 15 210 658 votes participated in the voting:
Positive – 15 153 150 (99,6219% of the votes participating in the voting)
Negative – 1 928 (0,0127%)
Abstained – 55 580 (0,3654%)

Resolved:

To approve Amendments and Additions No. 1 to be made to the Regulations of the Supervisory Council of Joint stock company Bank «Vozrozhdeniye»:
To determine the following text of Paragraph 1.3.:
"1.3. In the own activities, the Supervisory Council shall be governed by the current laws, by the Articles of the Bank, by these Regulations, and by the internal documents of the Bank."
To determine the following text of Paragraph 2.1.:
"2.1. The Supervisory Council shall act as the collective body of management of the Bank and undertake the general business administration thereof."
To determine the following text of Paragraph 3.2.26.:
"3.2.26. Signing the contract with the Chairman of the Board of the Bank by the Chairman of the Supervisory Council of the Bank for and on behalf of the Bank."
To determine the following text of Paragraph 3.2.33.:
"3.2.33. Estimation of the internal control efficiency and discussion with the executive bodies of the Bank on the organisational matters of internal control and measures for improvement of its efficiency."
To determine the following text of Paragraph 3.2.35.:
"3.2.35. Consideration of the documents drafted for organisation of the internal control system by the Board of the Bank, by the Internal Control Service, by the executive officer for prevention of legalisation (laundering) of income gained by criminal means and terrorism financing, by other structural subdivisions of the Bank, and by the auditing organisation, which may conduct (or conducted) audit."
To determine the following text of Paragraph 3.2.38.:
"3.2.38. Undertaking the measures providing operative compliance by the Board of the Bank with the recommendations and notes given by the Internal Control Service, by the auditing organisation, which may provide external audit, and by the supervisory authorities."
To delete Paragraph 3.10. and to alter respectively the following numeration.
To determine the following text of Paragraph 4.2.:
"4.2. In accordance with the resolution of the General Meeting of Shareholders and with the Articles of the Bank, the Supervisory Council shall be elected in the number of twelve persons."
To add the sentence with the following text to Paragraph 4.5."
"- not to act as the large contractor of the Bank (such contractor, whose total volume of

transactions with the Bank for one year amounts ten or more per cent of the balance value of the assets of the Bank)."
To add Paragraph 4.8. with the following text to Chapter 4 and to alter respectively the following numeration:
"The candidate member of the Supervisory Council shall comply with the following requirements:
- available experience of administrative work;
- non-employment of the candidate at the governmental service;
- no prosecution for any crimes in the sphere of economics;
- available relevant professional and other qualities.
The following persons shall not be elected as the members of the Supervisory Council:
- persons, who have undertaken the functions of the sole executive body or members of the collective executive body of the managing company of any joint-stock investment funds, share investment funds, and non-governmental pension funds, specialised depositary of joint-stock investment funds, share investment funds, and non-governmental pension funds, any joint-stock investment fund, professional dealer at the securities market, credit organisation, insurance organisation, non-governmental pension fund at the moment of cancellation (revocation) of the licence, which may be given to the said organisation to carry out the relevant activities, for violation against the licensing requirements or at the moment of adopting the resolution for application of the bankruptcy procedures if not more than three years passed from the moment of such cancellation or from the moment of completion of the bankruptcy procedures;
- persons, who have been prosecuted for any crimes in the sphere of economic activities or for any crimes against the governmental authorities."
To determine the following text of the second sentence in Paragraph 4.20.:
"The candidate members of the Supervisory Council shall be considered as elected if they are given the maximum number of votes."
To determine the title of Chapter 5 as follows:
"Rights and Obligations of Members of the Supervisory Council."
To add Paragraph 5.1. with the following text to Chapter 5 and to alter respectively the following numeration. "The member of the Supervisory Council shall be entitled as follows:
- to demand with proper arguments for convocation of the extraordinary meeting of the Supervisory Council;
- to express the own special opinion on the issues in the agenda of the meeting of the Supervisory Council;
- to attend the meetings of the Board of the Bank (with the right of advisory vote);
- to request any documents and materials from the Board and officers of the Bank, if they may be necessary for the work, in accordance with the prescribed procedure;
- to receive the remuneration for the period of execution of the own obligations by the member of the Supervisory Council, in accordance with the resolution of the General Meeting of Shareholders."
To determine the following text of Paragraph 7.2.:
"The Chairman of the Supervisory Council shall act as follows:
- to organise the work of the Supervisory Council, to provide open discussion of the matters considered in the meeting, to take into account the opinions of all the members of the Supervisory Council, to set the results of discussion, and to formulate the resolutions to be adopted;
- to convene the meetings of the Supervisory Council and to preside therein, to approve the agenda of the meetings;
- to adopt the resolution for voting by correspondence of the members of the Supervisory Council, in the cases prescribed by the Articles of the Bank, to approve the form of questionnaire;
- to organise recording and signing the minutes of the meetings;
- to provide control of the timely information to be provided for the members of the Supervisory Council on the issues in the agenda of the next meeting;
- to organise the work on creation of any committees of the Supervisory Council, to nominate the members of the said committees from the members of the Supervisory Council, as well as to coordinate the activities and interaction of the said committees with each other and with other bodies and officers of the Bank;
- to adopt the resolutions for convocation or rejection of the extraordinary meetings of the Supervisory Council, which convocation may be required by the member of the Supervisory Council, by the Auditing Commission, by the External Auditor, by the Chairman of the Board, or by

the Board of the Bank;
- to prepare the report with the estimation of the annual activities of the Bank and Supervisory Council to be included in the annual statement of the Bank;
- to preside in the General Meeting of Shareholders and to sign the minutes of the General Meeting of Shareholders;
- to sign the contract with the Chairman of the Board of the Bank for and on behalf of the Bank.
To add Paragraph 9.1. with the following text to Chapter 9 and to alter respectively the following numeration.
"9.1. The first meeting of the new members of the Supervisory Council, who may be elected by the General Meeting of Shareholders, shall be convened by the Chairman of the Board of the Bank within fifteen calendar days following the date of making the minutes of the General Meeting of Shareholders. In the first meeting, with a simple majority of votes from the total number of members of the Supervisory Council, who may attend the meeting, the Chairman and Secretary of the Supervisory Council shall be elected.
The procedure for convocation and holding of the meetings of the Supervisory Council and the procedure for adoption of resolutions on the issues in the agenda shall be determined by the Regulations of the Meetings of the Supervisory Council of Joint stock company Bank «Vozrozhdeniye» to be approved by the Supervisory Council of the Bank."
To determine the following text of Paragraph 10.3.:
"10.3. The quorum to hold the meeting of the Supervisory Council shall be at least one half from the number of the elected members of the Supervisory Council."
To determine the following text of Paragraph 11.2.:
"11.2. The minutes of the meeting of the Supervisory Council shall be made within three business days after the meeting."
To determine the following text of Paragraph 13.3.:
"13.3. The minutes of the meeting of the Supervisory Council and any other documents, which may be approved in the meetings of the Supervisory Council, shall be provided by the Bank within seven days after receiving the relevant request by the Bank for reading in the premises of the executive body of the Bank."
To determine the following text of the seventh sentence in Paragraph 13.4.:
"- documents and materials required by the Supervisory Council or by the members thereof, in accordance with the procedure prescribed by the Regulations to be approved with the resolution by the Supervisory Council."

Issue #6

Yu.M.Marinichev - Chairman of the Bank Supervisory Council, Bank "Vozrozhdeniye"

Voting results:

Total 15 210 658 votes participated in the voting:
Positive – 15 153 150 (99,6219% of the votes participating in the voting)
Negative – 1 928 (0,0127%)
Abstained – 55 580 (0,3654%)

Resolved:

To Amendments and Additions No. 1 to be made to the Regulations of the Executive Bodies of Joint stock company Bank «Vozrozhdeniye»:
1. To determine the following text of Paragraph 1.1:
"1.1. These Regulations of the Executive Bodies of Joint stock company Bank «Vozrozhdeniye», hereinafter referred to as the "Regulations" and "Bank", respectively, shall determine the status and procedure for election of the sole executive and collective executive bodies, competence, rights, obligations and responsibilities of the members of the collective executive bodies of the Bank, as well as other issues of the activities of the collective executive body of the Bank.
In the own activities, the executive bodies of the Bank shall be governed by the current laws, by the Articles of the Bank, by these Regulations, and by the internal documents of the Bank."
2. To determine the following text of Paragraph 2.10.:
"The following persons shall not be elected as the Chairman of the Board or as the members of the

Board:
- persons, who have undertaken the functions of the sole executive body or members of the collective executive body of the managing company of any joint-stock investment funds, share investment funds, and non-governmental pension funds, specialised depositary of joint-stock investment funds, share investment funds, and non-governmental pension funds, any joint-stock investment fund, professional dealer at the securities market, credit organisation, insurance organisation, non-governmental pension fund at the moment of cancellation (revocation) of the licence, which may be given to the said organisation to carry out the relevant activities, for violation against the licensing requirements or at the moment of adopting the resolution for application of the bankruptcy procedures if not more than three years passed from the moment of such cancellation or from the moment of completion of the bankruptcy procedures;
- persons, who have been prosecuted for any crimes in the sphere of economic activities or for any crimes against the governmental authorities."
3. To delete the third sentence from Paragraph 4.4.
4. To determine the following text of Paragraph 5.12.:
"5.12. The quorum in the meetings of the Board shall be at least one half in the number of the elected members of the Board."
5. To determine the following text of Paragraph 5.13.: "5.13. The resolutions on the issues, which may be included in the agenda and considered in the meetings of the Board, shall be adopted with a simple majority of votes from the total number of members of the Board, who attend the meeting."
5. To determine the following text of the second sentence in Paragraph 7.6.: "The Chairman of the Board and members of the Board of the Bank shall be entitled to take any positions in the bodies of management of other legal entities only with the prior consent to be received from the Supervisory Council of the Bank."

Issue #7

Yu.M.Marinichev - Chairman of the Bank Supervisory Council, Bank “Vozrozhdeniye“

Voting results:

Total 15 210 658 votes participated in the voting:
Positive – 15 153 234 (99,6225% of the votes participating in the voting)
Negative – 1 928 (0,0127%)
Abstained – 55 496 (0,3648%)

Resolved:

To approve the Regulations of the Auditing Commission of Joint stock company Bank «Vozrozhdeniye».

Issue #8

Yu.M.Marinichev - Chairman of the Bank Supervisory Council, Bank “Vozrozhdeniye“

Voting results:

Total 6 539 767 votes participated in the voting:
Positive – 6 476 451 (99,0318% of the votes participating in the voting)
Negative – 1 948 (0,0298%)
Abstained – 61 368 (0,9384%)

Resolved:

8.1. To approve the transactions, which may be concluded by and between the Bank and interested persons of the Bank in the standard terms in the period until the next annual General Meeting of Shareholders in the course of ordinary business conducted by the Bank, in accordance with the licence to carry out banking operations. To determine the prices of the said transactions with the interested persons, in accordance with the Regulations on the General Resources

Management Principles of Joint stock company Bank «Vozrozhdeniye», in Russian roubles and foreign currencies.
8.2. To determine the maximum amount for each kind of transactions, for each of the interested persons, not exceeding 5 per cent balance value of assets, according to the accounting information of the Bank on the last accounted date before holding the General Meeting of Shareholders in 2005.

Issue #9

Yu.M.Marinichev - Chairman of the Bank Supervisory Council, Bank "Vozrozhdeniye"

Voting results:

Total 15 208 750 votes participated in the voting:
Positive – 15 153 318 (99,6355% of the votes participating in the voting)
Negative – 0 (0,0%)
Abstained – 55 432 (0,3645%)

Cumulative voting results:

Marinichev Yuri Mikhailovich	14 895 579
Orlov Dmitri Lvovich	15 492 791
Borin Boris Fedorovich	14 650 253
Vybornov Sergey Alexandrovich	14 635 834
Goev Alexander Ivanovich	14 650 452
Goncharova Lyudmila Antonovna	14 881 589
Demin Nikholai Yakovlevich	19 149 668
Dolgopolov Alexander Vitalyevich	14 791 009
Zatsepin Nikholai Stepanovich	14 624 947
Kabanova Valentina Mikhailovna	14 795 261
Margania Otari Leontyevich	14 625 367
Usmanov Rustam Mansurovich	14 627 158

Resolved:
To elect the Supervisory Council with the following members from the number of the proposed candidates:
1. Mr. Yuriy Mikhailovich Marinichev
2. Mr. Dmitriy Lvovich Orlov
3. Mr. Boris Fedorovich Borin
4. Mr. Sergei Alexandrovich Vybornov
5. Mr. Alexander Ivanovich Goev
6. Ms. Lyudmila Antonovna Goncharova
7. Mr. Nikolai Yakovlevich Demin
8. Mr. Alexander Vitalievich Dolgopolov
9. Mr. Nikolai Stepanovich Zatsepin
10. Ms. Valentina Mikhailovna Kabanova
11. Mr. Otari Leontievich Marganiya
12. Mr. Rustem Mansurovich Usmanov

Issue 10

Yu.M.Marinichev - Chairman of the Bank Supervisory Council, Bank "Vozrozhdeniye"

Voting results:

Total 6 539 767 votes participated in the voting on the sixth issue:
Afonin Viktor Anatolyevich:
Positive – 6 158 383 (94,1708% of the votes participating in the voting)

Negative – 980 (0,0150%)
Abstained – 380 228 (5,8142%)
Lapinskaya Tamara Nikholaevna:
Positive – 6 536 991 (99,9585% of the votes participating in the voting)
Negative – 24 (0,0004%)
Abstained – 2 688 (0,0411%)
Markina Svetlana Alexeevna:
Positive – 6 537 103 (99,9601% of the votes participating in the voting)
Negative – 0 (0,0%)
Abstained – 2 608 (0,0399%)
Romanenko Natalia Anatolyevna:
Positive – 6 536 935 (99,9580% of the votes participating in the voting)
Negative – 0 (0,0%)
Abstained – 2 744 (0,0420%)

Resolved:

To elect the Auditing Commission of Joint stock company Bank «Vozrozhdeniye» in the number of four persons as follows:
Mr. Viktor Anatolievich Afonin;
Ms. Tamara Nikolaevna Lapinskaya;
Ms. Svetlana Alexeevna Markina;
Ms. Natalia Anatolievna Romanenko.

Issue #11

Yu.M.Marinichev - Chairman of the Bank Supervisory Council, Bank "Vozrozhdeniye"

Voting results:

Total 15 210 594 votes participated in the voting:
Positive – 15 156 350 (99,6434% of the votes participating in the voting)
Negative – 20 (0,0001%)
Abstained – 54 224 (0,3565%)

Resolved:

To approve PriceWaterhouseCoopers Audit (Closed Joint-Stock Company) as the official auditor of the Bank «Vozrozhdeniye».

Marinichev Yu.M.,
Chairman of General meeting of shareholders
(signature)

Dolgopolov A.V.,
Secretary of General meeting of shareholders
(signature)

July 8, 2005.

ADOPTED
BY THE DECISION OF THE SHAREHOLDERS' GENERAL MEETING
Minutes # 1 of "24" June 2005

by order of the Shareholders' General Meeting
President to the General Meeting
the Joint stock company
Bank "Vozrozhdeniye"

(signature) Yury M. Marinichev
"08" July 2005

Seal

PROVISION

FOR THE AUDITING COMMISSION

of the Joint stock company Bank "Vozrozhdeniye"

(new reading)

Moscow
2005

1. General Provisions

1.1. The Auditing Commission of the Joint stock company Bank "Vozrozhdeniye" (hereinafter referred to as the Bank) shall be the body exercising control over the financial and economic activity of the Bank, its bodies, officials, divisions and services, affiliates and representative offices.
1.2. The Provision for the Auditing Commission of Joint stock company Bank "Vozrozhdeniye" has been developed according to the Russian Federation current legislation and the Bank Articles.
1.3. The present Provision shall specify the competence, rights and obligations, composition, procedure for election and activity, and compensation to the members of the Bank's Auditing Commission.
1.4. The activity of the Auditing Commission shall be guided by the Russian Federation legislation, the Articles and the internal documents of the Bank.
1.5. The Auditing Commission shall report to the General Meeting of Bank Shareholders.

2. Procedure for Formation of the Auditing Commission

2.1. The Auditing Commission shall be elected with the number of members specified in the Articles of the Bank, for the term up to the next annual general meeting of the shareholders.
2.2. Only a natural person may be a member of the Auditing Commission.
2.3. The Auditing Commission members may not simultaneously be members of the Supervisory Board, or hold other posts in the managerial bodies of the Bank.
2.4. One and the same person may be elected member of the Auditing Commission an unlimited number of times.
2.5. The Auditing Commission members shall be experienced in economic, financial and accounting work, and shall be skilled in fundamental business accounting and making of financial statements.
2.6. The shareholders possessing in the aggregate at least 2 percent of Bank's voting shares as on the date of filing the appropriate proposal shall have the right to nominate candidates to the Auditing Commission members.
2.7. Shareholders' proposals shall be filed to the Bank not later than within 30 days after the end of the financial year.
2.8. The number of candidates specified in the proposal of the shareholder (a group of shareholders) to nominate candidates to the Auditing Commission members may not exceed the number of the Auditing Commission members specified in the Bank Articles.
2.9. In the event that the number of candidates to the Auditing Commission membership nominated by the shareholders is insufficient, the Supervisory Board shall have the right to include candidates to the voting list at its discretion.
2.10. Written consent of each candidate shall be received for nomination to the Auditing Commission.
2.11. Proposal to nominate candidates shall be moved by mailing it by a registered mail to the address where the executive bodies of the Bank are located. The said proposal shall be registered with Bank office and then shall be forwarded to the Supervisory Board Secretary.
2.12. The proposal to nominate candidates to the Auditing Commission members shall include the following:

- name (denomination) of the shareholders (shareholder) that filed the proposal;
- number and category (type) of their shares.

Information about the candidate:

- last name, name, patronymic (father's) name, date of birth;
- information about the education (name of the educational institution, graduation date, acquired profession);
- place of work and candidate's post for the last 5 years, including the posts in managerial bodies of other legal persons within the last 5 years (specifying the date of assuming the post and relieving of the post);
- the list of legal persons where the candidate is a participant, specifying the amount of shares, pays, interest belonging to the said shareholder in the authorized (aggregate capital) of the said legal persons;

- the list of persons, where the candidate is an affiliated person, specifying the grounds for affiliation;
- information about the candidate's relations with the affiliated persons of the Bank, about the affiliation with the Bank;
- information about the existence (absence) of the unextinguished conviction and administrative disqualification.

2.13. The proposal shall be signed by the shareholder or his authorized representative. Should the authorized representative sign the proposal, the appropriate power of attorney shall be enclosed.

2.14. The Supervisory Board of the Bank shall be obliged to consider the filed proposals and take the decision to include or refuse to include the candidates to the list of candidates to be elected to the Auditing Commission within 5 calendar days after the expiry of the period specified in clause 2.7 hereof.

2.15. The justified decision of the Bank's Supervisory Board to refuse to include the candidate to the list of candidates shall be forwarded to the shareholders (shareholder) that have nominated the candidate, within 3 days after taking such a decision.

2.16. The Supervisory Board shall have the right to refuse to include the candidate to the voting list in the following cases:

- the shareholders (shareholder) failed to observe the time limits established in clause 2.7. hereof;
- the shareholders (shareholder) fail to be the owners of the amount of Bank's voting shares specified in clause 2.6. hereof;
- the proposal fail to correspond to the requirements specified in clause 2.12. hereof.

2.17. Candidates to the Auditing Commission members shall have the right to withdraw his candidature before it is included to the candidates list by the Supervisory Board.

2.18. The shares belonging to the Supervisory Board members or the persons holding posts in other managerial bodies of the Bank may not participate in the voting to elect the Auditing Commission members.

2.19. The candidates, who received the greatest number of votes, shall be considered elected to the Auditing Commission, in accordance with the number of members specified in the Bank's Articles.

2.20. In the event that due to any reasons the Auditing Commission was not reelected at the General Meeting of Bank Shareholders, the term of its authority shall be considered expired, and a special meeting shall be called to elect a new membership of the Auditing Commission.

2.21. The General Meeting of the Shareholders shall have the right to take the decision to terminate the authority of the Auditing Commission member at any time and to elect a new member of the Auditing Commission.

Competence of the Auditing Commission

3.1. The following shall fall under the competence of the Auditing Commission:

3.1.1. To conduct the audit (inspection) of the economic and financial operations of the Bank according to the results of operations during a year, also at any time on its own initiative, according to the decision of the Shareholders' General Meeting, the Supervisory Board of the Bank or at the request of the shareholder or a group of shareholders – owners of at least 10 percent of the Bank voting shares.

3.1.2. To verify the compliance of the performed operations with the financial and economic plan adopted by the Supervisory Board, and the Bank's budget adopted by the Bank's Administrative Board.

3.1.3. To verify the correctness and completeness of business accounting, tax, managerial, statistic accounting and financial statements.

3.1.4. To audit and analyze the financial status of the Bank, observance of the established standards and limits, functioning of the internal control system and the risk management system.

3.1.5. To verify the timeliness and correctness of payment transactions to the budget and off-budget funds, accrual and payment of dividends, also settlement operations for labour remuneration and social insurance.

3.1.6. To verify if the procedure for Bank profit allocation has been fulfilled correctly for the completed financial year, the said procedure being adopted by the Shareholders' General Meeting, to inspect if the reserve and other funds have been used right.
3.1.7. To confirm credibility of the information in the annual report of the Bank and to submit its opinion to the Shareholders' General Meeting.
3.1.8. To inspect if the Bank and its managerial bodies observe the current legislation in the course of financial and economic operations;
3.1.9. To audit the facts of using insider information.
3.1.10. To audit the competence of the decisions taken by the Supervisory Board, the Chairman of the Administrative Board and the Administrative Board, compliance thereof with the Bank Articles and the decisions of the Shareholders' General Meeting.
3.1.11. To audit the fulfillment of the instructions to eliminate the breaches and drawbacks revealed previously by the Auditing Commission.
3.1.12. To develop recommendations for the Supervisory Board and the Administrative Board of the Bank to perform financial and economic operations of the Bank.

4. Rights, Obligations and Liability of the Auditing Commission

4.1. The Auditing Commission shall have the right:
4.1.1. To audit financial and economic operations of the Bank on its own initiative.
4.1.2. To demand that the persons holding posts in the managerial bodies of the Bank, managers of divisions and services, affiliates and representative offices should submit information (documents and records) about financial and economic operations of the Bank.
4.1.3. To demand that Bank officials and employees should give oral and written explanations under the matters arising in the course of the audits.
4.1.4.To demand convocation of the meetings of the Administrative Board, Supervisory Board, convocation of the special General Meeting of the Shareholders.
4.1.5. To move proposals as to the agenda of the Shareholders' General Meeting and the Supervisory Board of the Bank.
4.1.6. To inspect the actual availability of monetary funds, property, to examine the places where stock of materials and capital equipment are stored.
4.1.7. To examine the opinion of Bank auditor.
4.1.8. To move proposals aimed at elimination of the breaches and drawbacks revealed in the course of the audit (inspection) in the financial and economic operations of the Bank.
4.1.9. To invite, if need be, experts to participate in the audit (inspection) to solve certain matters of financial and economic operations, the said experts not holding posts at the Bank. Contract shall be concluded with the said experts, they shall be paid compensation at the expense of Bank funds.
4.2. The Auditing Commission members shall have the right to participate in the meetings of the Administrative Board and the Supervisory Board of the Bank with the right of a deliberative vote.
4.3. The Auditing Commission shall be obliged:
4.3.1. To audit (inspect) financial and economic operations of the Bank according to the results of Bank operations during the year, and at any time on its initiative, according to the decision of the Shareholders' General Meeting, Supervisory Board of the Bank, at the request of Bank shareholder (shareholders) possessing in the aggregate at least 10 percent of the Bank voting shares.
4.3.2. To make opinions according to the audit results and submit the same to:

- the Supervisory Board members – not later that 3 working days before the date of the Supervisory Board meeting to consider the adoption of the Bank's annual report;
- initiators of the special audit – within 3 working days after the audit.

4.3.3. To submit the results of the performed audits (inspections) to the Supervisory Board, Administrative Board of the Bank, the said results being set forth in opinions accompanied with necessary remarks and proposals to increase the efficiency of Bank operations.
4.3.4. To keep commercial secret, not to disclose confidential information available to the Auditing Commission members while they perform their functions.
4.3.5. To demand convocation of the meetings of the Administrative Board, Supervisory Board, convocation of the special General Meeting of the Shareholders in cases where the revealed

breaches in production and economic activity or threat to Bank interests require decision on the matters falling under the competence of the aforesaid Bank managerial bodies.
4.3.6. To fix the breaches of the current legislation, Bank Articles, provisions, regulations and instructions by Bank officials and employees.
4.3.7. To exercise control over elimination of drawbacks and breaches revealed in the course of audits and inspections and fulfillment of the Auditing Commission instructions to eliminate the same.
4.4. The Auditing Commission members shall be obliged to timely notify the Bank of the intention to effect transactions with the securities of the Bank, its subsidiaries and affiliated companies, and disclose information of the transactions they have effected with the said securities.
4.5. The Auditing Commission members shall participate in its meetings and audits it performs, and be present at the Shareholders' General Meetings and answer the questions of meeting participants.
4.6. The Auditing Commission shall be liable to the shareholders for credibility and objectivity of the conducted audit results.
4.7. The Auditing Commission members shall be liable to the Bank for the loss caused to the Bank through guilty actions or failure to perform actions according to the procedure specified in the current legislation.
4.8. The Auditing Commission members shall have no right to disclose the results of the audits and inspections until the bodies, which gave the instruction to conduct the same, have examined the said results.
4.9. The Auditing Commission shall have no right to cancel decisions of the Supervisory Board, Chairman of the Administrative Board and the Administrative Board of the Bank.

Procedure to Initiate and Perform Audits (Inspections)

5.1. The audit (inspection) of Bank's financial and economic activity conducted according to the results of Bank operation during the year shall be general.
5.2. The Auditing Commission shall perform special audits:
- according to the decision of the Shareholders' General Meeting;
- according to the decision of the Supervisory Board;
- at the request of the shareholders possessing in the aggregate at least 10 percent of Bank voting shares;
- on the own initiative of the Auditing Commission.

5.3. In the event that breaches are revealed, the Auditing Commission member shall forward a written description of the revealed breaches, which require the decision of the Auditing Commission, to the Chairman of the Auditing Commission. The Chairman of the Auditing Commission shall be obliged to call the Auditing Commission meeting within 3 working days after receiving the request. Should the Auditing Commission take the decision to perform the audit (inspection), the Chairman of the Auditing Commission shall be obliged to arrange for the audit (inspection) and start to perform it.
5.4. The shareholders - initiators of the audit (inspection) shall forward a written request to perform the audit by a registered mail to the address where the managerial bodies of the Bank are located. The aforesaid request shall be registered with the Bank office and shall be then forwarded to the Auditing Commission Secretary. The date of submitting the request shall be the date when the Bank receives it.
5.5. The request to conduct the audit (inspection) shall include:
- last name, name, patronymic name (denomination) of the shareholders;
- information about the shares they own (amount, category, type);
- justified reason for the said request.

5.6. The request shall be signed by the shareholder or shareholder's authorized representative. Should the authorized representative sign the request, duly executed power of attorney shall be enclosed.

In the event that the shareholders – legal persons exercise the initiative, the request shall be signed by the legal person's representative acting according to its articles without the power of attorney and the legal person's seal shall be affixed. If the request is signed by the legal person's

representative acting in its name according to the power of attorney, the power of attorney shall be enclosed to the said request.

The shareholders with the right of ownership registered with a depositary shall enclose an extract from the depo account to the request.

5.7. Within 5 working days from the date of submitting the request, the Auditing Commission shall take the decision to conduct the audit (inspection) of the financial and economic activity of the Bank or give a justified refusal to perform the audit. Should the Auditing Commission take the decision to conduct the audit (inspection), the Chairman of the Auditing Commission shall be obliged to arrange for the inspection and start to perform it.

5.8. The Auditing Commission may refuse to conduct the audit in the following cases:

- the shareholders that have submitted the request fail to be the owners of the required amount of voting shares;
- the reason for the audit (inspection) has not been specified in the request;
- the audit (inspection) has been performed as to the facts being the reasons for the audit, and the Auditing Commission has adopted the opinion on its results.

5.8. In the course of the audit the Auditing Commission members shall have the right to examine all the documents and records related to the subject of the audit.

According to the results of the financial and economic activity of the Bank the Auditing Commission shall make and adopt an opinion.

5.9. The persons that initiated the audit of the financial and economic activity of the Bank shall have the right to withdraw their request at any time before the Auditing Commission has taken the decision to conduct the audit, having notified the Auditing Commission in writing.

5.10. The Auditing Commission shall submit the opinion according to the results of the audit of the financial and economic operations of the Bank during a year and an opinion confirming credibility of data included in the annual report of the Bank and that included in the Bank's financial statements to the Supervision Board not later than 45 days prior to the date of the Shareholders' General Meeting.

5.11. A special audit of the financial and economic operations of the Bank shall be started within 30 days after the shareholder's request to conduct the same has been filed or after the date of the minutes of the Shareholders' General Meeting or the Supervision Board. The time limit to conduct the audit shall not exceed 90 days. The opinion according to the results of the special audit adopted at the Auditing Commission meeting shall be submitted to the initiator thereof within 3 working days after the audit has been completed.

6. Procedure for the Auditing Commission meetings

6.1. Decisions to conduct the general and special audits shall be taken, requests to call a special meeting of shareholders shall be submitted, the deed and opinion as to the results of the audit shall be adopted at the Auditing Commission meeting. The Auditing Commission meetings shall be held as required, but at least once a half-year.

6.2. The Auditing Commission members shall be notified of the Auditing Commission meetings in writing (by fax, e-mail) at least 3 days before the meeting. The Auditing Commission Secretary shall forward the notification. The notification shall include information about the date, time, place of the meeting, and the addenda of the meeting.

6.3. At the first meeting of the Auditing Commission new membership, the Auditing Commission members shall elect Chairman of the Auditing Commission and its Secretary from the Auditing Commission members. The said persons shall be elected by a majority vote of the total amount of the elected members of the Auditing Commission.

6.4. The Bank's Auditing Commission meetings shall be held as joint presence of the Auditing Commission members to discuss the agenda and take decisions on the matters put on vote.

6.5. Quorum for the Auditing Commission meeting shall be at least half of the elected members of the Auditing Commission.

6.6. To solve matters at the Auditing Commission meeting each member shall have one vote. The Auditing Commission member may not transfer his or her vote to another person, including another member of the Auditing Commission.

6.7. Decisions of the Auditing Commission shall be taken, and opinions shall be adopted by a majority vote of the Auditing Commission members present at the meeting. In case of tie vote, the vote of the Auditing Commission Chairman shall be decisive.
6.8. In accordance with the opinion, the Auditing Commission shall have the right to give instructions to Bank officials obliging them to eliminate the revealed breaches. The instructions shall be adopted at the Auditing Commission meeting and shall be signed by the Auditing Commission Chairman.
6.9. Minutes shall be kept at the Auditing Commission meetings and shall be signed by the Chairman and Secretary of the Auditing Commission. In the event that the Auditing Commission members fail to agree with the decision of the Auditing Commission, they shall have the right to prepare a special opinion, which shall be enclosed to the minutes of the meeting and which shall be an integral part thereof, and they shall have the right to inform the managerial bodies of the Bank.
6.10. The Auditing Commission Chairman shall:

- convene and held the Auditing Commission members;
- arrange for the work of the Auditing Commission;
- represent the Auditing Commission at the meetings of the Supervisory Board and at the Shareholders' General Meeting;
- inform the addressees of the deeds and opinions of the Auditing Commission;
- sign documents executed in its name.

6.11. In the event that the Auditing Commission Chairman is absent from the meeting for a good reason, its functions shall be performed and documents in the name of the Auditing Commission shall be signed by the Auditing Commission member elected by a majority vote of the Auditing Commission members present at the meeting.

7. Documents of the Auditing Commission

7.1. The following shall be the Auditing Commission documents:

- minutes of the Auditing Commission;
- deeds of the Auditing Commission according to the results of the audits (inspections);
- opinions of the Auditing Commission;
- instructions of the Auditing Commission.

7.2. Minutes of the Auditing Commission meeting shall be made within 3 days after the date of the meeting.
The following shall be specified in the protocol:

- place and time of the meeting;
- persons present at the meeting;
- agenda of the meeting;
- matters put on vote and voting results;
- special opinion of the Auditing Commission member (members) as to the taken decisions;
- taken decisions.

7.3. The following shall be specified in the Auditing Commission deeds according to the results of the audits (inspections):

- place and time of the audit;
- the Auditing Commission members participating in the audit;
- grounds to perform the audit (inspection);
- information about the requirements specified by the Auditing Commission for submission of information (documents and records) stated in the course of the audit for Bank bodies, managers of divisions and services, Bank officials;
- information about the received refusals to submit information (documents and records);
- description of breaches of legislation, legal standard acts, Articles and internal documents of the Bank by the Bank employees and officials;
- information about written explanations received from Bank officials.

7.4. The following shall be specified in the Auditing Commission opinions:

- conclusions as to observance or breach of the legislation, standard legal acts, requirements of the Articles and internal documents of the Bank;

- assessment of data credibility in the annual report of the Bank and Bank's financial statements;
- information about the Auditing Commission requirements to call the Supervisory Board meeting and a special General Meeting of the Shareholders;
- information about involving experts in the Auditing Commission work as to certain matters of financial and economic activity.

7.5. The Auditing Commission instructions shall include the list of revealed breaches, ways and time limits to eliminate the same.
7.6. The Auditing Commission documents signed by the Auditing Commission members do not require the seal of the Bank.
7.7. The Auditing Commission documents shall be constantly kept at the expense of the Bank.

8. Remuneration and Compensation to the Auditing Commission Members

8.1. According to the decision of the Shareholders' General Meeting, the Auditing Commission members may be paid remuneration for fulfillment of their duties and (or) compensation to indemnify for their expenses related to fulfillment of their functions as the Auditing Commission members. The total amount of such remunerations and compensations shall be established in the decision of the Shareholders' General Meeting.
8.2. Criteria to specify the amount of remuneration to the Auditing Commission members, terms and conditions to indemnify for the loss, and recommendations to the Shareholders' General Meeting as to the amount of remuneration and (or) the amount of compensation to indemnify for expenses of the Auditing Commission membership shall be specified by the Supervisory Board of the Bank.

9. Final Provisions

9.1. Provision for the Auditing Commission of Joint stock company Bank "Vozrozhdeniye" shall be adopted by the Shareholders' General Meeting by a majority vote of the shareholders – owners of Bank voting shares participating in the Shareholders' General Meeting.
9.2. Amendments and addenda hereto shall be introduced according to the decision of the Shareholders' General Meeting by a majority vote of the shareholders – owners of Bank voting shares participating in the Shareholders' General Meeting.
9.3. In the event that amendments to the Russian Federation legal and standard acts result in contradiction of certain articles hereof and the legal acts, the said articles shall become void and until amendments are introduced to the Provision, the forms of the statute and the Russian Federation standard acts shall be directly in force.